Fortuna Silver Mines Inc.

June 30, 2015

Condensed Interim Consolidated Financial Statements

August 7, 2015

(All amounts in US$’000’s unless otherwise stated)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 1

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME
(Unaudited - Expressed in thousands of US Dollars, except for share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2015	2014	2015	2014
Sales	15	$38,871	$44,319	$78,675	$89,799
Cost of sales		28,469	28,042	55,692	56,318
Mine operating earnings		10,402	16,277	22,983	33,481

Other expenses
Selling, general and administrative expenses	8 a), 8 b)	5,502	8,606	10,077	16,549
Exploration and evaluation costs		108	-	153	-
Other operating expenses		17	48	17	36
Operating income		4,775	7,623	12,736	16,896

Finance items
Interest income		113	64	210	125
Interest expense		(598)	(264)	(486)	(532)
Net finance expense		(485)	(200)	(276)	(407)

Income before tax		4,290	7,423	12,460	16,489

Income taxes		4,054	4,555	8,370	8,768
Net income for the period		$236	$2,868	$4,090	$7,721

Earnings per share - Basic	12 f) i	$-	$0.02	$0.03	$0.06
Earnings per share - Diluted	12 f) ii	$-	$0.02	$0.03	$0.06
Weighted average number of shares outstanding - Basic	12 f) i	128,978,931	126,320,425	128,894,680	126,164,864
Weighted average number of shares outstanding - Diluted	12 f) ii	129,813,368	127,603,500	129,906,730	127,294,715

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 2

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2015	2014	2015	2014
Net income for the period		$236	$2,868	$4,090	$7,721
Other comprehensive loss
Items that may be classified subsequently to net income
Net change in fair value of hedging instruments, net of nil taxes		$(342)	-	$(342)	-
Unrealized (loss) on translation of net investment, net of nil taxes		-	(105)	$(2,324)	(1,698)
Unrealized gain on translation to presentation currency on foreign operations, net of nil taxes		-	526	$1,430	1,508
		(342)	421	$(1,236)	(190)
Total comprehensive (loss) income for the period		$(106)	$3,289	$2,854	$7,531

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2015	2014	2015	2014
OPERATING ACTIVITIES
Net income for the period		$236	$2,868	4,090	$7,721
Items not involving cash
Depletion and depreciation		6,433	5,657	12,843	11,702
Accretion of provisions		157	165	(51)	330
Income taxes		4,054	4,555	8,370	8,768
Share-based payments		718	2,205	1,236	4,927
Loss on disposal of mineral properties, plant and equipment		17	48	17	36
Accrued interest on long term loans receivable and payable		43	(7)	40	(17)
Other		3	4	5	8
		11,661	15,495	26,550	33,475
Changes in non-cash working capital items
Accounts receivable and other assets		(1,386)	(7,723)	(1,478)	(6,372)
Prepaid expenses		299	262	219	170
Inventories		463	(590)	1,253	287
Trade and other payables		(1,015)	(192)	1,623	5,134
Provisions		(19)	(68)	(20)	(76)
Cash provided by operating activities before interest and income taxes		10,003	7,184	28,147	32,618
Income taxes paid		(4,717)	(472)	(14,359)	(1,598)
Interest expense paid		(273)	(2)	(273)	(4)
Interest income received		89	68	177	130
Net cash provided by operating activities		5,102	6,778	13,692	31,146

INVESTING ACTIVITIES
Purchase of short term investments		(54,842)	(18,872)	(73,811)	(27,797)
Redemptions of short term investments		19,987	10,546	38,252	15,546
Expenditures on mineral properties, plant and equipment		(10,688)	(13,056)	(16,764)	(23,059)
Advances of deposits on long term assets		(3,049)	(529)	(5,904)	(3,398)
Receipts of deposits on long term assets		1,144	1,951	1,670	3,992
Proceeds on disposal of mineral properties, plant and equipment		12	-	12	17
Net cash used in investing activities		(47,436)	(19,960)	(56,545)	(34,699)

FINANCING ACTIVITIES
Proceeds from bank loan		39,442	-	39,442	-
Net proceeds on issuance of common shares		857	2,434	1,859	2,592
Repayment of finance lease obligations		-	(81)	-	(162)
Net cash provided by financing activities		40,299	2,353	41,301	2,430

Effect of exchange rate changes on cash and cash equivalents		-	242	(370)	24

DECREASE IN CASH AND CASH EQUIVALENTS		(2,035)	(10,829)	(1,552)	(1,123)

Cash and cash equivalents - beginning of period		42,980	41,192	42,867	31,704

CASH AND CASH EQUIVALENTS - END OF PERIOD		$40,945	$30,605	$40,945	$30,605

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 4

FORTUNA SILVER MINES INC.
CONDENDSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of US Dollars)

	Notes	June 30, 2015	December 31, 2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$40,945	$42,867
Short term investments		69,064	34,391
Accounts receivable and other assets	4	23,079	20,585
Prepaid expenses		1,340	1,592
Inventories	5	13,531	14,937
Total current assets		147,959	114,372
NON-CURRENT ASSETS
Deposits on long term assets	4	6,546	1,963
Deferred income tax assets		173	126
Mineral properties, plant and equipment	6	237,810	233,849
Total assets		$392,488	$350,310

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	7, 8 c)	$22,664	$21,467
Derivative liabilities	3	387	-
Provisions	11	993	809
Income tax payable		1,424	9,745
Total current liabilities		25,468	32,021
NON-CURRENT LIABILITIES
Bank loan	9	39,470	-
Other liabilities	10	5,701	4,661
Provisions	11	11,408	11,889
Deferred income tax liabilities		32,366	29,026
Total liabilities		114,413	77,597
EQUITY
Share capital		203,665	201,057
Equity reserve		13,701	13,800
Accumulated other comprehensive income		773	2,010
Retained earnings		59,936	55,846
Total equity		278,075	272,713
Total liabilities and equity		$392,488	$350,310
Contingencies and capital commitments	16

APPROVED BY THE DIRECTORS
"Jorge Ganoza Durant", Director	"Robert R. Gilmore" , Director
Jorge Ganoza Durant	Robert R. Gilmore

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 5

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of US Dollars, except for share amounts)

		Attributable to equity holders of the Company
		Share Capital			Accumulated Other Comprehensive Income (Loss) (“AOCI”)
	Notes	Number of Shares	Amount	Equity Reserve	Hedging Reserve	Foreign Currency Reserve	Total Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity
Balance - December 31, 2014		128,537,742	$ 201,057	$ 13,800	$ -	$ 2,010	$ 2,010	$ 55,846	$ 272,712
Exercise of options		572,860	1,859	-	.	-	-	-	1,859
Cancellation of treasury shares		(38,035)	-	-	-	-	-	-	-
Transfer of share option and warrant reserve on exercise of options		-	749	(749)		-	-	-	-
Share-based payments expense		-	-	651	.	-	-	-	651
Net income for the period		-	-	-	.	-	-	4,090	4,090
Net change in fair value of hedging instrument					(342)	-	(342)	-	(342)
Unrealized loss on translation of net investment		-	-	-	-	(2,324)	(2,324)	-	(2,324)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	1,430	1,430	-	1,430
Total comprehensive loss for the period					(342)	(895)	(1,236)	4,090	2,854
Balance – June 30, 2015		129,072,567	$ 203,665	$ 13,701	$ (342)	$ 1,115	$ 773	$ 59,936	$ 278,075

Balance - December 31, 2013		125,973,966	$ 189,092	$ 15,200	$ -	$ 3,124	$ 3,124	$ 40,244	$ 247,660
Exercise of options		835,951	2,592	-		-	-	-	2,592
Transfer of share option and warrant reserve on exercise of options		-	1,154	(1,154)		-	-	-	-
Share-based payments expense		-	-	1,337		-	-	-	1,337
Net income for the period		-	-	-		-	-	7,721	7,721
Unrealized loss on translation of net investment		-	-	-		(1,698)	(1,698)	-	(1,698)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-		1,508	1,508	-	1,508
Total comprehensive loss for the period						(190)	(190)	7,721	7,531
Balance – June 30, 2014		126,809,917	$ 192,837	$ 15,383	$ -	$ 2,934	$ 2,934	$ 47,965	$ 259,119

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 6

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

1.

Corporate Information

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

2.

Basis of Consolidation and Summary of Significant Accounting Policies

a)

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  The policies applied in these Financial Statements are based on International Financial Reporting Standards (“IFRS”) issued and effective as at June 30, 2015.  The Board of Directors approved these financial statements for issue on August 7, 2015.

The Financial Statements of the Company for the three and six month periods ended June 30, 2015 have been prepared by management.  The Financial Statements do not include all of the information required for full annual financial statements.  The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014, which includes information necessary or useful to understanding the Company’s business and financial presentation.  In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2014, and have been consistently applied in the preparation of these Financial Statements.  The exception is the change in the functional currency of the parent entity and certain holding companies which had a Canadian dollar functional currency were determined to have a United States dollar functional currency described below in Note 2 g).

b)

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions.  Under this method, the cost of share options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.  Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Page 7

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

b)

Share-Based Payments (continued)

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

i.

Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model.  The fair value of the options is expensed over the graded vesting period of the options.

ii.

Deferred Share Unit (“DSU”) Plan

The Company’s DSUs are cash settled.  The DSU compensation liability is accounted for based on the number of DSUs outstanding and the quoted market value of the Company’s common shares at the financial position date.  The year-over-year change in the DSU compensation liability is recognized in income.

iii.

Share Unit Plan

The Company’s amended and restated share unit plan (the “SU Plan”) covers all restricted share units (“RSUs”) and performance share units (“PSUs”) granted by the Company on and after March 1, 2015.  All RSUs granted prior to March 1, 2015, are governed under the restricted share unit plan dated November 12, 2010.

a)

RSUs

The Company’s RSUs are settled in cash.  The RSUs compensation liability is accounted for based on the number of RSUs outstanding and the quoted market value of the Company’s common shares at the financial position date.  The Company recognizes a compensation cost in operating income on a graded vesting basis for each RSUs granted equal to the quoted market value of the Company’s common shares at the date of which RSUs are awarded to each participant prorated over a specified period of time and adjusts for changes in the fair value until the end of the term of the RSUs.  The cumulative effect of the change in fair value is recognized in income in the period of change.

Page 8

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

b)

Share-Based Payments (continued)

iii)

Share Unit Plan (continued)

b)

PSUs

The Company’s PSUs are settled in cash.  The fair value of the estimated number of PSUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within selling, general and administrative expenses in the consolidated statement of income over the vesting period, with a corresponding amount recorded as a liability.  Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period.  The fair value of PSUs are estimated on a graded vesting basis for each PSUs granted equal to the quoted market value, up to a maximum of two times the grant price, of the Company’s common shares.

c)

Financial Instruments

i.

Financial Assets

The Company classifies all financial assets as either fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), loans and receivables, or available-for-sale “(AFS”).  The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

a)

Financial Assets at Fair Value Through Profit or Loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is a designated FVTPL on initial recognition.  A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term.

Financial assets classified as FVTPL are stated at fair value with any resulting gain or loss recognized in income or loss in the period in which they arise.  Transaction costs related to financial assets classified as FVTPL are recognized immediately in net income (loss).

b)

Held-to-Maturity (“HTM”)

HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs.  The Company does not have any assets classified as HTM investments.

c)

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially measured at fair value, net of transaction costs and are classified as current or non-current assets based on their maturity date.  They are carried at amortized cost less any impairment.  The impairment loss of receivables is based on a review of all outstanding amounts at each reporting period.  Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would not be significant.

Page 9

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

c)

Financial Instruments (continued)

i.

Financial Assets (continued)

d)

Available-For-Sale (“AFS”) Assets

AFS financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

AFS financial assets are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until realized through disposal or impairment. Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect prolonged or significant decline in the value of the assets. Realized gains and losses on the disposal of available-for-sale securities are recognized in the consolidated statement of income.  The Company does not have any assets classified as AFS.

e)

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

•

significant financial difficulty of the issuer or counterparty;

•

default or delinquency in interest or principal payments; or

•

it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets at amortized cost, excluding trade receivables, is directly reduced by the impairment loss.  The carrying amount of trade receivables is reduced through the use of an allowance account.  When a trade receivable is considered uncollectable, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in income or loss.

Page 10

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

c)

Financial Instruments (continued)

i.

Financial Assets (continued)

e)

Impairment of Financial Assets (continued)

With the exception of AFS equity instruments, if in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through income or loss.  On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had an impairment not been recognized.

f)

Derecognition of Financial Assets

A financial asset is derecognized when:

•

the contractual right of the asset’s cash flows expire; or

•

if the Company transfers the financial asset and substantially all risks and reward of ownership to another entity.

ii.

Financial Liabilities

Long term debt and other financial liabilities are recognized initially at the fair value, net of transaction costs incurred, and are subsequently stated at amortized cost.  Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

iii.

Derivative Instruments

Derivatives instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts.  Changes in the fair values of derivative instruments are recognized in the consolidated statement of income with exception of derivatives designated as effective cash flow hedges.

Derivatives not being accounted for as hedges and are categorized as held-for-trading.  Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.

Fair value of the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.  Gains or losses are recorded in the consolidated statement of income.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the effective portion of any gain or loss on the hedging instrument is recognized in other comprehensive income (“OCI”) and the ineffective portion is reported as a gain (loss) on derivatives in the consolidated statement of income.

Page 11

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

c)

Financial Instruments (continued)

iii.

Derivative Instruments (continued)

Hedge accounting is discontinued prospectively when:

•

the hedge instrument expires or is sold, terminated, or exercised;

•

the hedge no longer meets the criteria for hedge accounting; and,

•

the Company revokes the designation.

The Company considers derecognition of a cash flow hedge when the related forecast transaction is no longer expected to occur.  If the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in OCI from the period when the hedge was effective remains separately in equity until the forecast transaction occurs or is no longer expected to occur.  Otherwise, the cumulative gain or loss on the hedge instrument that has been recognized in OCI from the period when the hedge was effective is reclassified from equity to profit or loss.

iv.

Classification and Subsequent Measurements

The Company has designated each of its significant categories of financial instruments as follows:

Financial Instrument	Classification	Measurement

Cash and Cash Equivalents	FVTPL	Fair value
Short Term Investments	FVTPL	Fair value
Derivative Assets	FVTPL	Fair value
Trade Receivable from Concentrate Sales	FVTPL	Fair value
Other Accounts Receivables	Loans and receivables	Amortized cost
Long Term Receivables	Loans and receivables	Amortized cost

Trade and Other Payables	Other liabilities	Amortized cost
Bank Loan	Other Liabilities	Amortized cost
Derivative Liabilities	FVTPL	Fair value
Income Tax Payable	Other liabilities	Amortized cost
Lease and Long Term Liabilities	Other liabilities	Amortized cost

v.

Effective Interest Method

The effective interest method calculates the amortized cost of a financial instrument and allocates interest income or expense over the corresponding period.  The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition.  Income or expense is recognized on an effective interest basis for instruments other than those financial instruments classified as FVTPL.

Page 12

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

d)

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Refer to Note 14. a).

e)

Significant Accounting Judgments and Estimates

The preparation of these Financial Statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar functional currency for its Canadian, Peruvian, Mexican, and Barbados entities,  management considered the currency that mainly influences the sales and costs of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.

Page 13

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Significant Accounting Judgments and Estimates (continued)

i.

Critical Judgments (continued)

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Page 14

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)

New Accounting Standards

There were no significant accounting standards or interpretations along with any consequential amendments required for the Company to adopt for the period ended June 30, 2015.

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011) (Amendment)

On September 11, 2014, the IASB issued narrow-scope amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective from annual periods commencing on or after January 1, 2016.

IFRS 11 Joint Arrangements (Amendment)

The amendment to IFRS 11 Joint Arrangements adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.  The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.  Transactions before the adoption date are grandfathered.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment)

The amendment to IAS 16 Property, plant and equipment and IAS 38 Intangible assets on depreciation and amortisation clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendment also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. The amendment is effective for annual period starting on or after January 1, 2016, with earlier application permitted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.   IFRS 15 is effective for annual periods starting on or after January 1, 2017, with earlier application permitted.  On July 22, 2015, the IASB has amended the start date to January 1, 2018.

Page 15

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)

New Accounting Standards (continued)

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)

The amendment to IFRS 9 Financial Instruments which includes the new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments; Recognition and Measurement and IFRS 7 Financial Instruments; Disclosures.  IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments - Expected Credit Losses

On 24 July 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2018.  Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

g)

Foreign Currency Translation

The presentation currency of the Company is the United States Dollar (“US$”).

Prior to April 1, 2015, the functional currency of each of the entities in the group was the US$, with the exception of the parent entity and certain holding companies which had a Canadian dollar functional currency.

On April 1, 2015, the functional currency of the parent entity and certain holding companies which had a Canadian dollar functional currency were determined to have a US$ functional currency.  The change was primarily a result of the currency in which funds from financing activities are generated and in particular, a loan denominated and drawn down in US$. This change has been prospectively applied from the date of change, April 1, 2015.

Page 16

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

g)

Foreign Currency Translation  (continued)

As at April 1, 2015, the parent entity and certain holding companies have translated all monetary assets and liabilities into the US$ functional currency using the exchange rate at the date of the change.  Non-monetary assets and liabilities were translated into the US$ functional currency using the historical exchange rates at the date of the initial transaction. Revenues and expenses were translated at the average rate of exchange for the period.  Foreign exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until disposal of the operation.

Prior to April 1, 2015, for entities with a functional currency different from the presentation currency of the Company, translation to the presentation currency is required.  Assets and liabilities are translated at the rate of exchange at the financial position date.  Revenue and expenses are translated at the average rate for the period. All resulting exchange differences are recognized in other comprehensive income.  These previously recognized foreign exchange differences are not reclassified from equity to profit or loss until disposal of the operations.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date.  Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in income.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

3.

Derivative Assets and Derivative Liabilities

	June 30, 2015		December 31, 2014
	Assets	Liabilities	Assets	Liabilities
Interest rate swap	$ -	$ 387	$ -	$ -

Under interest rate swaps contracts, the Company agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts.  The interest rate swap contract enables the Company to mitigate the risk of changing interest rates on the fair value of issued  fixed rate debt and the cash flow exposures on the issued variable rate debt.  The fair value of interest rate swaps at the end of the reporting period is determined by discounting future cash flows using the curves at the end of the reporting period and credit risk inherent in the contract, and is disclosed below.

On March 26, 2015, the Company entered into an interest rate swap of $40 million and notional amount of $40 million, effective date of April 1, 2015 and expires on March 25, 2019 matching the maturity of the bank loan. (refer to Note 9).  The interest rate swap was entered into to hedge the variable interest rate risk on the bank loan.  The interest rate swap is designated as a cash flow hedge for forecasted variable interest rate payments.

Page 17

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

3.

Derivative Assets and Derivative Liabilities (continued)

The fixed rate on the interest rate swap is 1.52% and the floating amount is based on the one month LIBOR rate.  The interest rate swap is settled on a monthly basis and the settlement is the difference between the fixed and floating interest rate on a net basis.

The interest rate swap will be carried on the balance sheet at fair value, with periodic changes in the fair value being recorded in other comprehensive income, to the extent that it is determined to be an effective hedge with the gain or loss being recorded to income for the ineffective portion. Interest expense from the bank loan will be recorded to income.

As at June 30, 2015, the interest rate swap mark-to market value of $387 includes $45 of accrued interest and as the hedge is effective, a $342 loss has been recognized in other comprehensive income.

4.

Accounts Receivable and Other Assets and Deposits on Long Term Assets

The current accounts receivables and other assets are comprised of the following:

	June 30, 2015	December 31, 2014
Trade receivables from concentrate sales	$19,528	$16,573
Current portion of long term receivables	76	209
Current portion of borrowing costs	-	244
Advances and other receivables	3,245	2,906
GST and value added tax receivable	230	653
Accounts receivable and other assets	$23,079	$20,585

Deposits on long term assets include non-current accounts receivable and other assets are comprised of the following:

	June 30, 2015	December 31, 2014
Long term receivables and borrowing costs	$104	$542
Less: current portion of long term receivables	(76)	(209)
Less: current portion of long term borrowing costs	-	(244)
Non-current portion of long term receivables	28	28
Non-current portion of borrowing costs	-	61
Deposits on equipment	5,625	516
Deposits paid to contractors	893	1,358
Deposits on long term assets	$6,546	$1,963

As at June 30, 2015, the Company had $nil trade receivables (2014: $nil) which were over 90 days with no impairment.  The Company’s allowance for doubtful accounts is $nil for all reporting periods.

Page 18

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

4.

Accounts Receivable and Other Assets and Deposits on Long Term Assets (continued)

As at June 30, 2015, the unamortized borrowing costs of $305, associated with the April 23, 2013 amended and restated credit agreement with the Bank of Nova Scotia, has been written off to selling, general and administrative expenses as the Company has entered into an amended and restated credit agreement effective March 25, 2015.

The aging analysis of these trade receivables from concentrate sales is as follows:

	June 30, 2015	December 31, 2014
0-30 days	$18,750	$16,157
31-60 days	245	416
61-90 days	533	-
	$19,528	$16,573

5.

Inventories

	June 30, 2015	December 31, 2014
Concentrate stock piles	$1,363	$1,575
Ore stock piles	4,118	4,992
Materials and supplies	8,050	8,370
Total inventories	$13,531	$14,937

For the three and six months ended June 30, 2015, $19,292 and $37,773 (2014: $18,752 and $37,520) of inventory was expensed in cost of sales and $nil (2014: $nil) of materials were written down to net realizable value and recorded as an impairment of inventories.

Page 19

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

6.

Mineral Properties, Plant and Equipment

	Mineral Properties Non-Depletable (Tlacolula)	Mineral Properties Depletable (Caylloma and San Jose)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Period ended June 30, 2015
Opening carrying amount, January 1, 2015	$1,348	$139,191	$13,345	$67,678	$8,009	$151	$876	$3,251	$233,849
Additions	119	7,826	408	34	1,139	179	-	6,834	16,539
Disposals	-	-	(15)	(6)	-	(2)	(6)	-	(29)
Depreciation	-	(6,727)	(1,378)	(3,416)	(593)	(61)	(200)	-	(12,375)
Reclassification	-	-	-	125	58	-	-	(183)	-
Adjustment on currency translation	-	(166)	-	(7)	(1)	-	-	-	(174)
Closing carrying amount, June 30, 2015	$1,467	$140,124	$12,360	$64,408	$8,612	$267	$670	$9,902	$237,810

As at June 30, 2015
Cost	$1,467	$203,469	$25,985	$86,086	$12,413	$731	$3,380	$9,902	$343,433
Accumulated depreciation	-	(63,345)	(13,625)	(21,678)	(3,801)	(464)	(2,710)	-	(105,623)
Closing carrying amount, June 30, 2015	$1,467	$140,124	$12,360	$64,408	$8,612	$267	$670	$9,902	$237,810

As at June 30, 2015, the non-depletable mineral property includes the Tlacolula property (2014: Tlacolula property).

Page 20

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

6.

Mineral Properties, Plant and Equipment (continued)

	Mineral Properties Non-Depletable (Tlacolula)	Mineral Properties Depletable (Caylloma and San Jose)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2014
Opening carrying amount, January 1, 2014	$1,277	$127,141	$14,301	$55,574	$5,215	$197	$1,406	$11,850	$216,961
Additions	71	21,016	1,297	228	1,147	60	-	16,516	40,335
Disposals	-	-	(69)	(28)	(1)	(7)	(28)	-	(133)
Depreciation	-	(13,395)	(2,602)	(5,619)	(883)	(99)	(502)	-	(23,100)
Reclassification	-	4,633	418	17,531	2,533	-	-	(25,115)	-
Adjustment on currency translation	-	(204)	-	(8)	(2)	-	-	-	(214)
Closing carrying amount, December 31, 2014	$1,348	$139,191	$13,345	$67,678	$8,009	$151	$876	$3,251	$233,849

As at December 31, 2014
Cost	$1,348	$196,093	$25,768	$85,947	$11,220	$627	$3,991	$3,251	$328,245
Accumulated depreciation	-	(56,902)	(12,423)	(18,269)	(3,211)	(476)	(3,115)	-	(94,396)
Closing carrying amount, December 31, 2014	$1,348	$139,191	$13,345	$67,678	$8,009	$151	$876	$3,251	$233,849

a)

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary, Cuzcatlan, holds an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company described further in Note 8. a)).

The Company can earn the Interest by spending $2,000 on exploration of the property, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, by making staged payments totalling $300 in cash, and by providing $250 in common shares of the Company to Radius according to the following schedule:

➢

$20 in cash and $20 cash equivalent in shares upon stock exchange approval;

➢

$30 in cash and $30 cash equivalent in shares by January 15, 2011;

➢

$50 in cash and $50 cash equivalent in shares by January 15, 2012;

➢

$50 in cash and $50 cash equivalent in shares by January 15, 2013;

➢

$50 in cash by January 19, 2015; and,

➢

$100 in cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Page 21

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

6.

Mineral Properties, Plant and Equipment (continued)

a)

Tlacolula Property (continued)

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.  Radius has the right to terminate the agreement if the option is not exercised by January 31, 2017.

As at June 30, 2015, the Company had issued an aggregate of 34,589 (2014: 34,589) common shares of the Company, with a fair market value of $150 (2014: $150), and paid $200 (2014: $150) in cash according to the terms of the option agreement.  Refer to Note 8. a).

7.

Trade and Other Payables

	June 30, 2015	December 31, 2014
Trade accounts payable	$13,024	$10,105
Payroll payable	5,270	8,005
Bank loan interest payable	92	-
Due to related party (Note 8. c))	21	9
Restricted share unit payable	871	1,386
Performance share unit payable	228	-
Other payables	3,158	1,962
	$22,664	$21,467

8)

Related Party Transactions

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Three months ended June 30,		Six months ended June 30,
Transactions with related parties	2015	2014	2015	2014
Salaries and wages [1,2]	$31	$36	$63	$51
Other general and administrative expenses [2]	26	15	77	77
	$57	$51	$140	$128

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for general overhead costs incurred on behalf of the Company. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

Page 22

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

8.

Related Party Transactions (continued)

a)

Purchase of Goods and Services (continued)

In 2015, the Company paid $50 in cash to Radius under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.  Refer to Note 6. a).

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid and payable to key management for services is shown below:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Salaries and other short term employee benefits	$985	$881	$2,228	$2,771
Directors fees	88	91	186	204
Consulting fees	37	41	73	82
Share-based payments	1,128	3,063	1,857	5,595
	$2,238	$4,076	$4,344	$8,652

Consulting fees includes fees paid to two non-executive directors in both 2015 and 2014.

c)

Period End Balances Arising From Purchases of Goods/Services

Amounts due to related party	June 30, 2015	December 31, 2014
Owing to a company with common directors [3]	$21	$9

3 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

Page 23

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

9.

Bank Loan

	Par Value	Maturity	June 30, 2015	December 31, 2014
Bank loan	$40,000	April 1, 2019	$40,000	$-
Unamortized transaction costs			(530)	-
			$39,470	$-

Non-Current			$39,470	$-

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60 million senior secured financing (“credit facility”) consisting of a $40 million term credit facility with a 4 year term and a $20 million revolving credit facility for a two year period.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

On April 1, 2015, the $40 million term credit facility was drawn down. Interest on the term credit facility is calculated from the one, two, three, or six month LIBOR plus a graduated margin based on the Company’s leverage ratio and interest is payable one month in arrears. The term credit facility bears a 4 year term and is repayable with a balloon payment on maturity date of April 1, 2019.

Unamortized transaction costs are comprised of legal fees and upfront commitment fee in connection with the amended and restated credit agreement with the Bank of Nova Scotia on March 25, 2015.

The following is a schedule of long-term bank loan principal repayments, during each of the five years ended December 31:

2015	$-
2016	-
2017	-
2018	-
2019	40,000
$40,000

Page 24

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

10.

Other Liabilities

Other liabilities are comprised of the following:

	June 30, 2015	December 31, 2014
Obligations under finance lease (a)	$649	$-
Long term liabilities (a)	43	38
Deferred share units (Note 10. c))	3,744	3,762
Restricted share units (Note 10. d))	1,776	861
Performance share units (Note 10. e))	588	-
	6,800	4,661
Less: current portion
Restricted share units	871	-
Performance share units	228	-
Less: current portion of other liabilities	1,099	-
Other liabilities, non-current	$5,701	$4,661

a)

Long Term Liabilities

The Company’s Mexican operation is required to provide a seniority premium to all employees as required under Mexican labor law.  The seniority premium, equal to 12 days of salary for each year of services rendered and is subject to a salary limitation of up to twice the minimum wage, is payable to employees who: (i) voluntarily leave their employment after completing 15 years of service; (ii) leave their employment for just cause; (iii) are dismissed by the Company with or without just cause; or (iv) die during the labor relationship, in such event their beneficiaries must receive such premium. In addition, an employee dismissed without cause has the option to be reinstated to his or her former job instead of receiving the seniority payment, provided the employee does not work in a white-collar position.

A summary of the Company’s long term liabilities for seniority premium are presented below:

At June 30, 2015
Discount rate	7.5%
General wage increase – Regular employees	5.0%
General wage increase – Unionized employees	4.5%
Increase in minimum wage	4.0%
Long term inflation rate	4.0%

Total seniority premium – December 31, 2013	$27
Seniority premium expense	18
Foreign exchange differences	(5)
Cash payments	(2)
Total seniority premium – December 31, 2014	$38
Seniority premium expense	8
Foreign exchange differences	(3)
Total seniority premium – June 30, 2015	$43

Page 25

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

11.

Provisions

A summary of the Company’s provisions for decommissioning and restoration liabilities are presented below:

	Decommissioning and Restoration Liabilities
	Caylloma Mine	San Jose Mine	Total
At June 30, 2015
Anticipated settlement date to	2028	2026
Undiscounted value of estimated cash flow	$8,113	$6,727	$14,840
Estimated mine life (years)	8	9
Discount rate	4.12%	6.03%
Inflation rate	2.00%	3.40%

Total provisions – December 31, 2013	$6,758	$3,976	$10,734
Increase to existing provisions	695	1,863	2,558
Accretion of provisions	398	345	743
Foreign exchange differences	(553)	(613)	(1,166)
Cash payments	(111)	(60)	(171)
Total provisions – December 31, 2014	$7,187	$5,511	$12,698
Less: current portion	(256)	(553)	(809)
Non current – December 31, 2014	$6,931	$4,958	$11,889
Total provisions – December 31, 2014	$7,187	$5,511	$12,698
Increase to existing provisions	638	(131)	507
Accretion of provisions	150	(201)	(51)
Foreign exchange differences	(474)	(259)	(733)
Cash payments	(6)	(14)	(20)
Total provisions – June 30, 2015	$7,495	$4,906	$12,401
Less: current portion	(353)	(640)	(993)
Non current – June 30, 2015	$7,142	$4,266	$11,408

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s decommissioning and restoration liability relating to the Caylloma and San Jose mines are subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, plant and equipment balance. Adjustments to the carrying amounts of the related mineral properties, plant and equipment balance can result in a change to the future depletion expense.

Page 26

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

12.

Share Capital

a)

Unlimited Common Shares Without Par Value

As at June 30, 2015, the Company had issued an aggregate of 34,589 (2014: 34,589) common shares of the Company, with a fair market value of $150 (2014: $150), and paid $200 (2014: $150) in cash according to the terms of the option agreement.  Refer to Note 6. a).

Pursuant to the Combination Agreement (the “Combination Agreement”) dated October 29, 2008 between the Company and Continuum Resources Ltd. (“Continuum”), the Company acquired all of the issued and outstanding common shares of Continuum pursuant to a plan of arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”).  The Combination Agreement provided that any certificate formerly representing Continuum common shares not duly surrendered on or prior to the sixth anniversary of the effective date of the Arrangement shall cease to represent a claim or interest of any kind or nature against the Company or Continuum by a former holder, and that on such anniversary date, all common shares in the capital of the Company to which the former holders of such certificates were entitled (the “Surrendered Shares”) shall be deemed to have been surrendered to the Company. On June 18, 2015, the Company cancelled and returned to treasury 38,035 common shares of the Company registered in the name of Computershare in trust for Continuum holders pursuant to a Depositary Agreement between among the Company and Computershare Investor Services dated February 22, 2009.

b)

Share Options

The Company’s Stock Option Plan (the “Plan”) dated April 11, 2011 was approved by the shareholders at the Company’s annual general meeting held on May 26, 2011.  On April 21, 2015 the Board approved amendments to the Plan which do not require shareholder approval.  The Plan provides that from May 9, 2011, the number of common shares of the Company issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equaled 9.92% of the total number of issued and outstanding common shares of the Company as at April 11, 2011.  As at June 30, 2015, the number of common shares available for issuance under the Plan is 2,817,098.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate. The following is a summary of share option transactions:

Page 27

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

12.

Share Capital (continued)

b)

Share Options (continued)

	June 30, 2015		December 31, 2014
	Shares (in 000’s)	Weighted average exercise price (CAD$)	Shares (in 000's)	Weighted average exercise price (CAD$)
Outstanding at beginning of the period	2,944	$3.25	6,437	$3.42
Granted	902	4.79	828	4.30
Exercised	(573)	4.01	(2,564)	3.68
Forfeited	-	-	(70)	5.26
Expired	-	-	(1,687)	4.55
Outstanding at end of the period	3,273	$3.54	2,944	$3.25
Vested and exercisable at end of the period	2,042	$2.87	1,776	$2.80

During the six month ended June 30, 2015, 901,969 share purchase options with a term of five years were granted with an exercise price of CAD$4.79, vesting 50% after one year and 100% after two years from the grant date.

During the six months ended June 30, 2015, 572,860 share purchase options with an exercise prices ranging from CAD$3.38 to CAD$4.03 per share were exercised.

During the six months ended June 30, 2015, the expiry date for 75,000 share purchase options with an exercise price of CAD$4.03 was extended from May 29, 2015 to June 12, 2015.

During the six months ended June 30, 2015, the Company recorded a share-based payment charge of $651 (2014: $1,337) in respect to options granted and vested.

The assumptions used to estimate the fair value of the share purchase options granted during the six months ended June 30, 2015 and 2014 were as follows:

	Six months ended June 30,
	2015	2014
Risk-free interest rate	0.45%	1.19%
Expected stock price volatility	61.22%	59.29%
Expected term in years	3	3
Expected dividend yield	0%	0%
Expected forfeiture rate	5.25%	4.15%

The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The weighted average fair value per share purchase option was CAD$4.86 (2014: CAD$4.30).

Page 28

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

12.

Share Capital (continued)

b)

Share Options (continued)

The following table summarizes information related to stock options outstanding and exercisable at June 30, 2015:

Exercise price in CAD$	Number of outstanding share purchase options (in 000's)	Weighted average remaining contractual life of outstanding share purchase options (years)	Weighted average exercise price on outstanding share purchase options CAD$	Exercisable share purchase options (in 000's)	Weighted average exercise price on exercisable share purchase options CAD$
$0.85 to $0.99	270	3.3	$0.85	270	$0.85
$1.00 to $1.99	274	0.8	1.44	274	1.44
$2.00 to $2.99	250	1.5	2.22	250	2.22
$3.00 to $3.99	869	0.9	3.38	869	3.38
$4.00 to $4.99	1,561	3.5	4.58	330	4.30
$6.00 to $6.67	49	1.6	6.67	49	6.67
$0.85 to $6.67	3,273	2.4	$3.54	2,042	$2.87

The weighted average remaining life of vested share purchase options at June 30, 2015 was 1.4 years (December 31, 2014: 1.5 years).

c)

Deferred Share Units (“DSU”) Cost

During 2010, the Company implemented a DSU plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors.  All grants under the plan are fully vested upon credit to an eligible directors’ account.

During the six months ended June 30, 2015, the Company granted 187,890 (2014: 244,188) DSU with a market value of CAD$900 (2014: CAD$1,050), at the date of grants, to non-executive directors.

As at June 30, 2015, there are 1,016,419 (2014: 828,529) DSU outstanding with a fair value of $3,744 (2014: $3,762).  Refer to Note 10.

d)

RSUs Cost

The Company’s SU Plan covers all RSUs and PSUs granted by the Company on and after March 1, 2015.  All RSUs granted prior to March 1, 2015, are governed under the restricted share unit plan dated November 12, 2010.

Page 29

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

12.

Share Capital (continued)

d)

RSUs Cost (continued)

The RSUs entitle employees or officers to cash payments which vest and are payable in installments over a period of up to three years following the date of the award.  The RSUs payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to vesting date multiplied by the number of RSUs held.

During the six months ended June 30, 2015, the Company granted 385,740 (2014: 424,425) RSU with a market value of CAD$1,848 (2014: CAD$1,825), at the date of grant, to an executive director and officer (151,651), officers (205,185), and employees (28,904), payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant.

During the six months ended June 30, 2015, the Company cancelled nil (2014: 42,232) RSU and paid $nil (2014: $205) on nil (2014: 52,842) RSU to a former officer of the Company, and $739 (2014: $404) on 192,519 (2014: 102,813) RSU to an executive director and officer, and officers and employees.

As at June 30, 2015, there were 1,015,846 (2014: 822,625) RSUs outstanding with a fair value of $1,776 (2014: $2,247).  Refer to Note 7 and Note 10.

e)

PSUs Cost

The cash settled PSUs are performance-based awards for the achievement of specified performance metrics by specified deadlines, which vest in installments over a three year period.  Any PSUs for which the performance metrics have not been achieved shall automatically be forfeited and cancelled.  The PSUs for which the performance metrics have been achieved will vest and the PSU payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to the vesting date multiplied by the number of PSUs held.

During the six months ended June 30, 2015, the Company granted 1,236,620 (2014: nil) PSU with a market value of CAD$5,923 (2014: $nil), at the date of grant, to an executive director and officer (758,255) and officers (478,365), payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant if certain performance metrics are achieved.  For PSUs that vest under this grant, the payout will be paid up to a maximum of two times the grant price.

As at June 30, 2015, a total of 1,236,620 (2014: nil) PSUs are outstanding with a fair value of $588 (2014: $nil).

f)

Earnings per Share

i.

Basic

Basic earnings per share is calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

The following table sets forth the computation of basic earnings per share:

Page 30

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

12.

Share Capital (continued)

f)

Earnings per Share (continued)

i.

Basic (continued)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Income available to equity owners	$236	$2,868	$4,090	$7,721
Weighted average number of shares (in '000's)	128,979	126,320	128,895	126,165
Earnings per share - basic	$-	$0.02	$0.03	$0.06

ii.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares.  The following table sets forth the computation of diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Income available to equity owners	$236	$2,868	$4,090	$7,721
Weighted average number of shares ('000's)	128,979	126,320	128,895	126,165
Incremental shares from share options	834	1,284	1,012	1,130

Weighted average diluted shares outstanding (‘000’s)	129,813	127,604	129,907	127,295
Earnings per share - diluted	$-	$0.02	$0.03	$0.06

For the three and six months ended June 30, 2015, excluded from the calculation were 951,053 and 49,084 (2014: 114,594 and 114,594) anti-dilutive options, respectively with exercise prices ranging from  CAD$ 4.79 to CAD$6.67, and CAD$6.67, respectively (2014: CAD$6.67).

13.

Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

The capital of the Company consists of equity and available credit facility, net of cash.  The Board of Directors has not established a quantitative return on capital criteria for management.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at June 30, 2015, are sufficient for its present needs for at least the next 12 months.

Page 31

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

13.

Capital Disclosure (continued)

The Company, under the credit facility, shall maintain at all times, on a consolidated basis, a tangible net worth in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, plus (b) 50% of positive quarterly net income earned after June 30, 2014 plus (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.  Tangible net worth is defined as shareholders’ equity less all amounts that would be included on a consolidated statement of financial position of the Company as amounts owed by the Company or as intangibles.  Intangibles includes, without limitation, such personal property as goodwill, copyrights, patents and trademarks, franchises, licences of intellectual property rights, research and development costs, but, for greater certainty, excludes accounts receivable, prepaids, future tax assets and deferred development costs.  As at June 30, 2015, the Company is in compliance with the credit facility covenants.

The Company’s overall strategy with respect to capital risk management remained unchanged during the year.

14.

Management of Financial Risk

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Page 32

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

14.

Fair Value Measurements of Financial Instruments (continued)

a)

Fair Value Measurements of Financial Instruments (continued)

During the six months ended June 30, 2015, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At June 30, 2015	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$40,945	$-	$-	$40,945
Short term investments	69,064	-	-	69,064
Trade receivable from concentrate sales [1]	-	19,528	-	19,528
	$110,009	$19,528	$-	$129,537

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

1 The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for zinc and lead, the average London Bullion Market Association A.M. and P.M. fix (“London A.M. fix” and “London P.M. fix”) for gold and silver, and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2014	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$42,867	$-	$-	$42,867
Short term investments	34,391	-	-	34,391
Trade receivable from concentrate sales [1]	-	16,573	-	16,573
	$77,258	$16,573	$-	$93,831

Page 33

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

14.

Management of Financial Risk (continued)

a)

Fair Value Measurements of Financial Instruments (continued)

ii.

Fair Value of Financial Assets and Liabilities

	June 30, 2015		December 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Trade receivable from concentrate sales [2]	$19,528	$19,528	$16,573	$16,573
Advances and other receivables [3]	3,245	3,245	2,906	2,906
	$22,773	$22,773	$19,479	$19,479
Financial liabilities
Derivative liabilities [1]	$387	$387	$-	$-
Other liabilities [3]	692	692	38	38
	$1,079	$1,079	$38	$38

1 Derivative assets and derivative liabilities includes interest rate swaps. The fair value of the derivative assets reflect observable LIBOR and hereby classified within Level 2 of the fair value hierarchy.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Advances and other receivables and other liabilities are recorded at amortized costs. The fair value of other assets and other liabilities are primarily determined using quoted market prices, and the balances include the current portion of other assets and other liabilities, respectively.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

Page 34

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

14.

Management of Financial Risk (continued)

b)

Currency Risk (continued)

As at June 30, 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Peruvian nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Peruvian nuevo soles or thousands of Mexican pesos):

	June 30, 2015				December 31, 2014
	Canadian Dollars	Peruvian Nuevo Soles		Mexican Pesos	Canadian Dollars	Peruvian Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$11,192	S/.	2,555	$45,115	$2,695	S/.	8,633	$56,739
Short term investments	-		-	-	7,696		-	-
Accounts receivable and other assets	46		3,263	10,483	897		4,190	15,692
Deposits on long term assets and long term borrowing costs	-		-	36,854	71		-	19,096
Trade and other payables	(1,950)		(12,862)	(109,066)	(2,231)		(12,387)	(117,848)
Provisions, current	-		(1,125)	(9,957)	-		(767)	(8,138)
Income tax payable	-		-	(486)	-		(37)	(143,426)
Other liabilities	(6,188)		-	(676)	(5,376)		-	(563)
Provisions	-		(22,699)	(66,444)	-		(20,710)	(73,001)
Total	$3,100	S/.	(30,868)	$(94,177)	$3,752	S/.	(21,078)	$(251,449)
Total US$ equivalent	$2,509		$(9,710)	$(6,050)	$3,226		$(7,052)	$(17,084)

Based on the above net exposure as at June 30, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $279 (2014: $358) and an impact to net income of $1,751 (2014: $2,682).

The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance.  In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationship of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant.  Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

Page 35

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

14.

Management of Financial Risk (continued)

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at June 30, 2015 is as follows:

	June 30, 2014	December 31, 2014
Cash and cash equivalents	$40,945	$42,867
Short term investments	69,064	34,391
Accounts receivable and other assets	23,079	20,585
	$133,088	$97,843

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

Page 36

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

14.

Management of Financial Risk (continued)

d)

Liquidity Risk (continued)

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at June 30, 2015
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$22,664	$-	$-	$-	$22,664
Bank loan	-	-	39,470	-	39,470
Derivative liabilities	387	-	-	-	387
Income tax payable	1,424	-	-	-	1,424
Other liabilities	-	5,701	-	-	5,701
Operating leases	647	829	63	-	1,539
Provisions	1,109	1,162	1,405	11,164	14,840
	$26,231	$7,692	$40,938	$11,164	$86,025

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 16. c).

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60 million senior secured financing (“credit facility”) consisting of a $40 million term credit facility with a 4 year term and a $20 million revolving credit facility for a two year period.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

On April 1, 2015, the $40 million term credit facility was drawn down.  Refer to Note 3 and  Note 9.

e)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $5 change in income on an annualized basis.

On March 25, 2015, the Company entered into a $40 million interest rate swap, effective for April 1, 2015 as a cash flow hedge to the credit facility (refer to Note 9 and Note 14. d)).

Page 37

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

14.

Management of Financial Risk (continued)

f)

Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, and lead sold through its mineral concentrate products.  As a matter of policy, the Company does not hedge its silver production.

A 10% change in zinc, lead, silver, and gold prices would cause a $740, $482, $3,277, $1,150, respectively, change in net earnings on an annualized basis.

The Company also enters into provisional concentrate contracts to sell the silver-gold, zinc, lead-silver concentrates produced by the San Jose and Caylloma mines. For the six months ended June 30, 2015, the impact of price adjustments was expense of $320 (2014: income $1,783).

15.

Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in three countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby management are responsible for achieving specified business results within a framework of global policies and standards.  Country corporate offices provide support infrastructure to the mine in addressing local and country issues including financial, human resources, and exploration support.

Products are silver, gold, lead, zinc and copper produced from mines in Peru and Mexico, as operated by Bateas and Cuzcatlan, respectively.  Segments have been aggregated where operations in specific regions have similar products, production processes, types of customers and economic environment.

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions.  The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units.  The segment information for the reportable segments for the three and six months ended June 30, 2015 and 2014 are as follows:

Page 38

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

15.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended June 30, 2015
Sales to external customers by product	$-	$14,900	$23,971	$38,871
Silver-gold concentrates	$-	$-	$23,971	$23,971
Silver-lead concentrates	$-	$9,721	$-	$9,721
Zinc concentrates	$-	$5,179	$-	$5,179
Cost of sales*	$-	$13,272	$15,197	$28,469
Depletion and depreciation**	$80	$2,342	$4,011	$6,433
Selling, general and administrative expenses*	$3,266	$872	$1,364	$5,502
Exploration and evaluation costs	$60	$-	$48	$108
Other operating expenses (recoveries)	$-	$27	$(10)	$17
Interest income	$55	$37	$21	$113
Interest expense	$440	$80	$78	$598
(Loss) income before tax	$(3,712)	$686	$7,316	$4,290
Income taxes	$(46)	$785	$3,315	$4,054
(Loss) income for the period	$(3,667)	$(98)	$4,001	$236
Capital expenditures***	$3	$1,774	$8,911	$10,688

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended June 30, 2014
Sales to external customers by product	$-	$16,727	$27,592	$44,319
Silver-gold concentrates	$-	$-	$27,592	$27,592
Silver-lead concentrates	$-	$12,444	$-	$12,444
Zinc concentrates	$-	$4,283	$-	$4,283
Cost of sales*	$-	$12,742	$15,300	$28,042
Depletion and depreciation**	$114	$1,817	$3,726	$5,657
Selling, general and administrative expenses*	$6,342	$1,017	$1,247	$8,606
Other operating expenses	$-	$48	$-	$48
Interest income	$20	$23	$21	$64
Interest expense	$97	$87	$80	$264
(Loss) income before tax	$(6,419)	$2,856	$10,986	$7,423
Income taxes	$130	$867	$3,558	$4,555
(Loss) income for the period	$(6,549)	$1,989	$7,428	$2,868
Capital expenditures***	$41	$2,599	$10,416	$13,056

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

*** segmented capital expenditures are presented on a cash basis

Page 39

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

15.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Six months ended June 30, 2015
Sales to external customers	$-	$29,504	$49,171	$78,675
Silver-gold concentrates	$-	$-	$49,171	$49,171
Silver-lead concentrates	$-	$20,338	$-	$20,338
Zinc concentrates	$-	$9,166	$-	$9,166
Cost of sales*	$-	$25,173	$30,519	$55,692
Depletion and depreciation**	$414	$4,426	$8,003	$12,843
Selling, general and administrative expenses*	$6,491	$1,562	$2,024	$10,077
Exploration and evaluation costs	$105	$-	$48	$153
Other operating expenses (recoveries)	$-	$27	$(10)	$17
Interest income	$84	$72	$54	$210
Interest expense	$537	$150	$(201)	$486
(Loss) income before tax	$(7,050)	$2,664	$16,846	$12,460
Income taxes	$(32)	$2,309	$6,093	$8,370
(Loss) income for the period	$(7,018)	$355	$10,753	$4,090
Capital expenditures***	$17	$3,003	$13,744	$16,764

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Six months ended June 30, 2014
Sales to external customers	$-	$33,355	$56,444	$89,799
Silver-gold concentrates	$-	$-	$56,444	$56,444
Silver-lead concentrates	$-	$24,907	$-	$24,907
Zinc concentrates	$-	$8,448	$-	$8,448
Cost of sales*	$-	$24,884	$31,434	$56,318
Depletion and depreciation**	$253	$3,618	$7,831	$11,702
Selling, general and administrative expenses*	$12,352	$1,836	$2,361	$16,549
Other operating expenses	$-	$36	$-	$36
Interest income	$41	$47	$37	$125
Interest expense	$198	$190	$144	$532
(Loss) income before tax	$(12,510)	$6,457	$22,542	$16,489
Income taxes	$229	$2,072	$6,467	$8,768
(Loss) income for the period	$(12,739)	$4,385	$16,075	$7,721
Capital expenditures***	$44	$4,557	$18,458	$23,059

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

*** segmented capital expenditures are presented on a cash basis

Page 40

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

15.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
As at June 30, 2015
Mineral properties, plant and equipment	$448	$65,235	$172,127	$237,810
Total assets	$55,515	$112,880	$224,093	$392,488
Total liabilities	$47,976	$22,131	$44,306	$114,413
As at December 31, 2014
Mineral properties, plant and equipment	$539	$66,570	$166,740	$233,849
Total assets	$20,804	$110,499	$219,007	$350,310
Total liabilities	$8,153	$19,813	$49,631	$77,597

The segment information by geographical region for the three and six months ended June 30, 2015 and 2014 are as follows:

Reportable Segments	Canada	Peru	Mexico	Total
Three months ended June 30, 2015
Sales to external customers by product	$-	$14,900	$23,971	$38,871
Silver-gold concentrates	$-	$-	$23,971	$23,971
Silver-lead concentrates	$-	$9,721	$-	$9,721
Zinc concentrates	$-	$5,179	$-	$5,179
Three months ended June 30, 2014
Sales to external customers by product	$-	$16,727	$27,592	$44,319
Silver-gold concentrates	$-	$-	$27,592	$27,592
Silver-lead concentrates	$-	$12,444	$-	$12,444
Zinc concentrates	$-	$4,283	$-	$4,283

Reportable Segments	Canada	Peru	Mexico	Total
Six months ended June 30, 2015
Sales to external customers	$-	$29,504	$49,171	$78,675
Silver-gold concentrates	$-	$-	$49,171	$49,171
Silver-lead concentrates	$-	$20,338	$-	$20,338
Zinc concentrates	$-	$9,166	$-	$9,166
Six months ended June 30, 2014
Sales to external customers	$-	$33,355	$56,444	$89,799
Silver-gold concentrates	$-	$-	$56,444	$56,444
Silver-lead concentrates	$-	$24,907	$-	$24,907
Zinc concentrates	$-	$8,448	$-	$8,448

Reportable Segments	Canada	Peru	Mexico	Total
As at June 30, 2015
Non current assets	$1,984	$66,394	$176,151	$244,529
As at December 31, 2014
Non current assets	$2,323	$67,196	$166,419	$235,938

Page 41

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

16.

Contingencies and Capital Commitments

a)

Bank Letter of Guarantee

The Caylloma Mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.  In March 2013 the closure plan was updated with total closure costs of $7,996 of which $4,167 is subject to annual collateral in the form of a letter of guarantee.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’ mine closure plan, in the amount of $1,842 (2014: $1,842). This bank letter of guarantee expires on December 31, 2015.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with the electric transmission line project, in the amount of $3 (2014: $3). This bank letter of guarantee expires on December 6, 2015.

Scotiabank Peru, a third party, has established a bank letter of guarantee, for office rental, on behalf of Bateas in favor of Centro Empresarial Nuevo Mundo S.A.C., in the amount of $58 (2014: $58). This bank letter of guarantee expires on July 18, 2015.  Subsequent to June 30, 2015, the letter of guarantee was renewed in the amount of $55 expiring on July 15, 2016.

b)

Capital Commitments

As at June 30, 2015, $14,798 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, included $5,618 for the dry stack tailing dam and $9,180 for the plant expansion at the San Jose property.

c)

Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract period is 15 years and expires in 2022, after that it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $19 per month and the average monthly charge for 2015 is $202.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 14. d).

Page 42

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

16.

Contingencies and Capital Commitments (continued)

c)

Other Commitments (continued)

The expected payments due by period, as at June 30, 2015, are as follows:

	Expected payments due by period as at June 30, 2015
	Less than 1 year	1 - 3 years	4 -5 years	Total
Office premises – Canada	$124	$370	$63	$557
Office premises – Peru	330	311	-	641
Office premises – Mexico	7	-	-	7
Total office premises	$461	$681	$63	$1,205
Computer equipment – Peru	177	89	-	266
Computer equipment – Mexico	9	-	-	9
Total computer equipment	$186	$89	$-	$275
Machinery – Mexico	-	59	-	59
Total Machinery	$-	$59	$-	$59
Total operating leases	$647	$829	$63	$1,539

d)

Tax Contingencies

The Company has been assessed taxes and related interest and penalties, in Peru by SUNAT, for tax years 2010, 2011, and 2012, in the amounts of $1,091, $695, and $103, respectively, for a total of $1,889  The Company is currently appealing the assessments and believes the appeals will be ruled in favor of the Company.  The Company has provided a guarantee by way of letter bond in the amount of $756.

The Company’s foreign trade operations for tax years 2011 to 2014 are under review by the Mexican Tax Administration Service (SAT). The Company is facing an administrative customs procedure (PAMA) for specific temporary import documents (pediments). The Company has presented a written response and the final resolution is pending. The Company has recorded a provision of $64.

e)

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably for the Company.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company.  In the opinion of management, none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

Page 43